FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Profit/(loss) before tax and balance sheet data - Latin America

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination49 US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense) .	3,776	1,828	775	24	(12)	(205)	6,186

Net fee income ......................	952	548	168	32	1	−	1,701

Trading income/(expense) excluding net interest income ...............................	138	117	456	4	(4)	−	711
Net interest income on trading activities .................	−	−	20	−	−	205	225

Net trading income/(expense)44 ...........................................	138	117	476	4	(4)	205	936

Changes in fair value of long- term debt issued and related derivatives ..........................	−	−	−	−	−	−	−
Net income from other financial instruments designated at fair value ............................	264	61	1	−	−	−	326

Net income from financial instruments designated at fair value ............................	264	61	1	−	−	−	326
Gains less losses from financial investments .........	−	1	81	−	−	−	82
Dividend income ....................	5	3	1	−	−	−	9
Net earned insurance premiums ...........................................	1,464	360	6	−	−	−	1,830
Other operating income .........	312	485	310	1	196	(189)	1,115

Total operating income ......	6,911	3,403	1,818	61	181	(189)	12,185

Net insurance claims50 ............	(1,323)	(291)	(3)	−	−	−	(1,617)

Net operating income4 .......	5,588	3,112	1,815	61	181	(189)	10,568

Loan impairment charges and other credit risk provisions .	(1,552)	(1,062)	(52)	−	−	−	(2,666)

Net operating income .........	4,036	2,050	1,763	61	181	(189)	7,902

Total operating expenses .......	(3,610)	(1,586)	(596)	(60)	(267)	189	(5,930)

Operating profit/(loss) .......	426	464	1,167	1	(86)	−	1,972

Share of profit in associates and joint ventures ...............	−	−	−	−	−	−	−

Profit/(loss) before tax .......	426	464	1,167	1	(86)	−	1,972

	%	%	%	%	%		%
Share of HSBC's profit before tax ...........................	1.9	2.0	5.2	−	(0.4)		8.7
Cost efficiency ratio ..............	64.6	51.0	32.8	98.4	147.5		56.1

Balance sheet data40
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net) ..................	13,616	19,923	10,306	75	−		43,920
Total assets ............................	30,584	30,001	52,977	337	634	(534)	113,999
Customer accounts .................	23,943	16,593	11,804	1,859	−		54,199

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination49 US$m	Total US$m

Profit/(loss) before tax

Net interest income/(expense) .	4,145	2,173	993	30	(2)	(355)	6,984

Net fee income ......................	873	622	207	33	-	-	1,735

Trading income excluding net interest income ............	85	99	398	3	1	-	586
Net interest income on trading activities .................	-	-	29	-	1	355	385

Net trading income44 ..............	85	99	427	3	2	355	971

Changes in fair value of long- term debt issued and related derivatives ..........................	-	-	-	-	-	-	-
Net income from other financial instruments designated at fair value ............................	503	163	1	-	-	-	667

Net income from financial instruments designated at fair value ............................	503	163	1	-	-	-	667
Gains less losses from financial investments .........	75	21	131	-	-	-	227
Dividend income ....................	9	5	1	-	-	-	15
Net earned insurance premiums ...........................................	1,985	450	17	-	-	-	2,452
Other operating income/ (expense) ...........................	309	(9)	6	3	134	(190)	253

Total operating income .........	7,984	3,524	1,783	69	134	(190)	13,304

Net insurance claims50 ............	(1,875)	(469)	(9)	-	-	-	(2,353)

Net operating income4 ...........	6,109	3,055	1,774	69	134	(190)	10,951

Loan impairment charges and other credit risk provisions .	(1,541)	(581)	(13)	(2)	-	-	(2,137)

Net operating income ............	4,568	2,474	1,761	67	134	(190)	8,814

Total operating expenses .......	(3,960)	(1,723)	(608)	(47)	(282)	190	(6,430)

Operating profit/(loss) ...........	608	751	1,153	20	(148)	-	2,384

Share of profit in associates and joint ventures ...............	-	-	-	-	-	-	-

Profit/(loss) before tax ...........	608	751	1,153	20	(148)	-	2,384

	%	%	%	%	%		%
Share of HSBC's profit before tax ...........................	2.9	3.6	5.6	0.1	(0.7)		11.6
Cost efficiency ratio ..............	64.8	56.4	34.3	68.1	210.4		58.7

Balance sheet data40
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net) ..................	17,236	25,379	10,903	91	-		53,609
Total assets ............................	36,141	35,507	58,272	570	1,110	(323)	131,277
Customer accounts .................	28,688	20,834	12,604	4,430	-		66,556

For footnotes, see page 132.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                Date: 25 March 2014